Exhibit 99.1

Londian Wason New Energy Tech Inc. Announces Changes of Board of Directors and Audit Committee Composition

SHENZHEN, November 10, 2026 – Londian Wason New Energy Tech Inc. (“Londian” or the “Company”) (NYSE: FOIL), a leading global innovation-driven researcher, developer, and manufacturer of electrolytic copper foil, today announced certain changes to the composition of the board of directors (the “Board”) and the Board’s Audit Committee, as detailed below. After the changes, the Board will consist of 11 members, two of whom are independent directors, and the Audit Committee will consist solely of independent directors.

Departure of Director

On October 14, 2026, Mr. Young Hyun Kong, a director of the Board, tendered his resignation to the Board due to personal reasons, to take effect immediately. The resignation of Mr. Kong was not as a result of any disagreement with the Company on any matter relating to its operations, policies or practices.

Appointment of Independent Director and Member of Audit Committee

The Board appointed Mr. Hongtao Zhang as a new independent director of the Board and a member of the Board’s Audit Committee, effective November 4, 2026. The Board has determined that Mr. Zhang satisfies the independence requirements applicable to Audit Committee members under Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, as incorporated by Section 303A of the NYSE Listed Company Manual.

Mr. Zhang has served as the secretary-general of the Yabuli China Entrepreneurs Forum since 2004, with full-time responsibility for its day-to-day operations. Mr. Zhang has also served as an independent director of Fujian SBS Zipper Science & Technology Co., Ltd. since 2025, as a council member of the Taikang Culture and Art Foundation since 2024, and as a vice president and secretary-general of the Longshang Federation since 2022. Prior to joining the Yabuli China Entrepreneurs Forum, Mr. Zhang worked at Taikang Insurance Group from July 1998 to March 2004, including as an assistant to the chairman from 2001 to March 2004. Mr. Zhang received his bachelor’s degree from the School of Insurance at the University of International Business and Economics in 1998, and his master’s degree from the Economics and Management School of Wuhan University in 2004.

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